Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:
   UNITED RENTALS, INC.

2. Name of the person relying on exemption:
   LONGVIEW MIDCAP 400 INDEX FUND

3. Address of the person relying on exemption:
   C/O AMALGAMATED BANK, 275 SEVENTH AVENUE, NEW YORK, NY   10001

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                                                         (AMALGAMATED BANK LOGO)


Dear fellow United Rentals shareholder:

     We urge you to VOTE FOR PROPOSAL NO. 5 when you vote your proxy for United Rentals's June 8th annual meeting. Our proposal asks United Rentals to repeal a bylaw, which the Board of Directors adopted unilaterally with no shareholder vote, to limit certain types of lawsuits exclusively to courts in Delaware, where United Rentals is incorporated.

     Amalgamated Bank's LongView Funds, the sponsor of this proposal, are long-term shareholders with 16,495 shares of United Rentals stock. We urge you to vote for this proposal because the bylaw deprives United Rentals investors of their statutory right to choose the forum, if need be, in which to bring a suit to seek recourse for corporate malfeasance. It is also overbroad because it covers a variety of investor suits where no need for this legal restriction has been demonstrated. WE BELIEVE THAT THE BOARD'S UNILATERAL ACTION TO DIMINISH SHAREHOLDER PROTECTIONS UNNECESSARILY OVERREACHES AND REMAINS FLAWED.

     Here is the background. Companies complain of getting sued in multiple courts when they announce an M&A deal, with plaintiffs challenging the value of the deal to shareholders. Whereas in federal securities litigation, multiple suits tend to be consolidated into one court with one lead plaintiff, there is no mechanism to consolidate M&A, or "deal cases," which arise under state law and can be brought in a number of jurisdictions. Because multiple deal cases may present the risk of a single judge enjoining the transaction, deal cases may pose challenges not present in securities cases.

     United Rentals's bylaw seeks to achieve consolidation. We understand United Rentals's concerns and discussed them with the Company. However, the Board has not acted to address any of a number of critical concerns.

      - THE BYLAW TAKES AWAY SHAREHOLDER RIGHTS CREATED BY STATUTE.  The choice of where investors may file suit is generally determined by statute. United Rentals's bylaw short-circuits that statutory right by board fiat.

      - UNITED RENTALS ADOPTED THIS BYLAW WITHOUT GIVING SHAREHOLDERS A VOTE. The only Delaware court case that addresses exclusive forum provisions indicates that any change of this sort should be made by amending the company's charter - on which shareholders have a vote. By making this change through a bylaw, United Rentals's Board bypassed the need to ask shareholders if they want to give up their right to choose where to file a suit.

      - THE BYLAW IS OVERBROAD. The revised bylaw does not limit itself to simply consolidating "deal cases" in Delaware courts. Instead, it extends to investor suits on a range of topics without any demonstration of a need to override an investor's choice of forum. Notably, the exclusive forum provision extends way beyond questions of Delaware law and sweeps any "federal claims" out of federal courts and into Delaware Chancery Court. Whatever the merits of having state court judges decide state law issues, there is no reason to believe that state judges are better than federal judges at deciding federal law issues.

________________________________________________________________________________

275 SEVENTH AVENUE          NEW YORK, NY   10001         WWW.AMALGAMATEDBANK.COM

Additionally, the current bylaw extends beyond "deal cases to include ANY type of derivative suit, i.e., cases seeking recourse for alleged failures of Board oversight, such as challenging a company's handling of environmental performance or oil spills, excessive executive pay, failed oversight of alleged bribery or corruption cases, failed compliance with other regulatory or legal requirements, etc., regardless of where the events occurred. This overreach goes well beyond the Board's purported concerns over the deal cases to include potential cases where the Board has not articulated any reason for concern.

      - THE BYLAW IS OF DUBIOUS LEGALITY. As noted, United Rentals adopted this bylaw without a shareholder vote. We note that numerous other companies are currently defending lawsuits, in part for adopting exclusive forum provisions without a shareholder vote.

      - KEY CORPORATE GOVERNANCE ORGANIZATIONS HAVE VOICED OPPOSITION TO EXCLUSIVE FORUM PROVISIONS AND SEVERAL COMPANIES HAVE STARTED TO REPEAL THE PROVISIONS. The Council of Institutional Investors - a coalition of public, corporate, and labor funds representing $1.3 trillion in assets - has approved a policy guideline discouraging companies from adopting exclusive venue provisions. In December 2011, proxy advisor Glass Lewis announced the following position:

     We believe that any charter or bylaw provision limiting a shareholder's choice of legal venue is not in the best interests of shareholders. Such clauses may effectively discourage the use of shareholder derivative claims by increasing Their associated costs and making them more difficult to pursue. As such, shareholders should be wary about approving any limitation on their legal recourse including limiting themselves to a single jurisdiction (e.g., Delaware) without compelling evidence that it will benefit shareholders. For this reason, we generally recommend that shareholders vote against any bylaw or charter amendment seeking to adopt an exclusive forum provision.

     Interestingly, at least eleven companies that had adopted similar bylaws recently repealed such bylaws in response to shareholder concerns.

      It would be one thing if United Rentals had drafted a provision addressing only "deal cases" arising under state law and presented it to shareholders with an explanation of its need. We have told United Rentals that we are willing to further discuss the issue with them, yet the Board seems content with the current bylaw, despite numerous concerns having been raised based on its legality, unilateral approach, and overbroad reach in restricting investor legal rights.

      We therefore urge you to VOTE FOR PROPOSAL 5. A vote "for" this proposal will not prevent United Rentals from trying to come back with a more carefully crafted proposal. It will, however, send a message that shareholders do not want statutory rights taken away without a vote.

      Please do not hesitate to call me if you would like to discuss this at
(212) 895-4923.

                                       Sincerely,


                                       /s/ Scott Zdrazil
                                       Scott Zdrazil
                                       First Vice President-Corporate Governance

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD, AS IT WILL NOT BE ACCEPTED.
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